
12062342

UNIT
SECURITIESANDE
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65941

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Vista Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 S. Wacker Drive, Suite 3300
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Tassi, CPA (708)828-3474
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sassetti LLC
(Name – *if individual, state last, first, middle name*)

6611 W. North Avenue (Address) Oak Park (City) IL (State) 60302 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Mr. Peter Stelian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Vista Capital, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
LINDA PIPER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/24/15

Signature

MANAGING PRINCIPAL
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE VISTA CAPITAL, LLC

FINANCIAL STATEMENTS

YEAR ENDED
DECEMBER 31, 2011

Sassetti 

CERTIFIED PUBLIC ACCOUNTANTS

BLUE VISTA CAPITAL, LLC

FINANCIAL STATEMENTS

YEAR ENDED
DECEMBER 31, 2011

CONTENTS


Sassetti
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
BLUE VISTA CAPITAL, LLC

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of **BLUE VISTA CAPITAL, LLC.** (the Company) as of December 31, 2011, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **BLUE VISTA CAPITAL, LLC.** at December 31, 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5(d) under the Securities Exchange Act of 1934, and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

(Formerly Frank L. Sassetti & Co.)

February 28, 2012
Oak Park, Illinois

6611 W. North Avenue ■ Oak Park, IL 60302 ■ P 708.386.1433 ■ F 708.386.0139 ■ www.sassetti.com

BLUE VISTA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

ASSETS		
Cash and Cash Equivalents	$ 27,755	
Prepaid Expense	5,515	
TOTAL CURRENT ASSETS		$ 33,270
FIXED ASSETS		
Office and Computer Equipment	8,451	
Less: Accumulated Depreciation	8,451	
TOTAL FIXED ASSETS		-
TOTAL ASSETS		$ 33,270

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts Payable	$ -	
Accrued Expenses	-	
TOTAL CURRENT LIABILITIES		$ -
MEMBERS' EQUITY		
Managing Members' Equity	33,270	
TOTAL MEMBERS' EQUITY		33,270
TOTAL LIABILTIES AND MEMBERS' EQUITY		$ 33,270

See Independent Auditors' Report
and Notes to the Financial Statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF INCOME

Year Ended December 31, 2011

REVENUES		
Success Fees	$ 13,976	
Other Income	-	
TOTAL REVENUES		$ 13,976
EXPENSES		
License, Dues and Fees	8,875	
Insurance	364	
Professional Fees	12,817	
Occupancy and Administrative Expenses	83,400	
Other Expenses	213	
TOTAL EXPENSES		105,669
		(91,693)
OTHER INCOME		
Dividend and Interest Income		12
NET LOSS BEFORE TAXES		(91,681)
Income Tax Benefit		-
NET LOSS		$ (91,681)

See Independent Auditors' Report
and Notes to the Financial Statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2011

	Total Members' Equity
Balance at December 31, 2010	$ 74,951
Members' Contribution	50,000
Net Loss	(91,681)
Members' Draw	-
Balance at December 31, 2011	$ 33,270

See Independent Auditors' Report
and Notes to the Financial Statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended December 31, 2011

Subordinated Borrowings at December 31, 2010	$	-
Increases:		
Issuances of Subordinated Notes		-
Decreases:		
Payment of Subordinated Notes		-
Subordinated Borrowings at December 31, 2011	$	-

See Independent Auditors' Report
and Notes to the Financial Statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss		$ (91,681)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities:		
Depreciation and Amortization	$ -	
Decrease in Operating Assets:		
Prepaid Expense	180	
Decrease in Operating Liabilities:		
Accounts Payable and Accrued Expenses	(43,458)	
Total Adjustments		(43,278)
NET CASH USED IN OPERATING ACTIVITIES		(134,959)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash From Financing Activities:		
Member Contributions	$ 50,000	
NET CASH PROVIDED BY FINANCING ACTIVITIES		50,000
Decrease in Cash		(84,959)
Cash at December 31, 2010		112,714
Cash at December 31, 2011		$ 27,755

Supplemental Cash Flows Disclosures:

Income Tax Payments	$ -
Interest Payments	$ -

See Independent Auditors' Report
and Notes to the Financial Statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary focus is on raising capital for real estate ventures and is limited to private placement of securities. They do not carry customers' accounts or clear customers' securities transactions. The Company is an Illinois Limited Liability Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Investment Banking

Investment banking revenues include fees and expenses arising from securities offerings in which the Company acts as an agent. Depending on the terms of the actual contract, investment banking success fees are customarily recorded on the date of closing and retainer fees are recorded upon execution of the agreement by the Company and/or upon the final acceptance by the customer.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments to be cash equivalents.

Allowance for Doubtful Accounts

An allowance for doubtful accounts has not been recorded. When necessary, bad debts will be recorded using the direct write-off method.

Fixed Assets

Fixed assets consist of office equipment. The Company records depreciation using tax depreciation methods over the assets' estimated useful lives of five years. Any difference between straight-line basis and tax methods is immaterial.

Income Taxes

The Company has elected to be treated as a partnership for tax purposes. Therefore, no provision for income taxes has been reflected.

Statement of Cash Flows

The Company considers money market funds to be cash.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D):

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through February 28, 2012, the date the financial statements were available to be issued.

NOTE 3 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, they do not have to comply with the reserve requirement as stated in Rule 15c3-3 of the Securities and Exchange Commission. Therefore, no segregation of cash has been made.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS:

On January 1, 2007, The Company entered into an agreement with an affiliated company to provide professional and administrative services and furnished office space and supplies for a fee of $6,950 per month. The Company incurred professional and administrative service costs of $83,400 during the year ended December 31, 2011. The agreement expired on December 31, 2011 and $0 is due under this agreement at December 31, 2011. Effective January 1, 2012, the agreement was extended for a one year period to be followed on a month-to-month basis thereafter.

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $27,594, which was $22,594 in excess of its required net capital of $5,000. The Company's has no outstanding indebtedness as of December 31, 2011.

SCHEDULE I

BLUE VISTA CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2011

Net Capital		
Total Members' Equity	$	33,270
Deduct: Members' Equity Not Allowable for Net Capital		-
Total Members' Equity Qualified for Net Capital		33,270
Deductions and/or charges:		
Nonallowable assets:		
Prepaid Expenses		5,515
Net Capital Before Haircuts on Securities Positions		27,755
Haircuts on Securities:		
Money Market Instruments		161
NET CAPITAL	$	27,594
Aggregate Indebtedness		
Items Included in Statement of Financial Condition		
Accounts Payable and Accrued Expenses	$	-
Items Not Included in Statement of Financial Condition		
Other Unrecorded Amounts		-
TOTAL AGGREGATE INDEBTEDNESS	$	-
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$	5,000
Ratio: Aggregate Indebtedness to Net Capital		n/a

Reconciliation with the Company's Computation of Net Capital

There were no differences noted between the Company's computation of net capital and the net capital computed above.

See Independent Auditors' Report and Notes to the Financial Statements.


Sassetti
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL

To the Members
Blue Vista Capital, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Blue Vista Capital, LLC (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis of designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

REPORT ON INTERNAL CONTROL (CONT'D)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatement on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the limited liability company members, management, the SEC, and other regulatory agencies that relay on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sassetti LLC

(Formerly Frank L. Sassetti & Co.)

February 28, 2012
Oak Park, Illinois

6611 W. North Avenue ▪ Oak Park, IL 60302 ▪ 708.386.1433 ▪ www.sassetti.com